

September 21, 2010

Patrick Moore
Chief Executive Officer
Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

> **Re:** **Amwest Imaging Incorporated**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 14, 2010**
> **File No. 333-167743**

Dear Mr. Moore:

We have reviewed your amended filing and response letter dated September 13, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated September 10, 2010.

General

1. We note that in response to prior comment 2, you have included updated interim financial statements through August 31, 2010; however, it appears as though the remainder of the filing should be updated accordingly. In this regard, the Summary Financial Information beginning on page 5 and Management's Discussion and Analysis section continue to refer to April 30, 2010. Please update your filing throughout, as appropriate.

Financial Statements

(b) Unaudited Financial Statements as of August 31, 2010, page 31

2. We note from the consent included in Exhibit 23.1 that the August 31, 2010 interim financial statements have not been reviewed. Interim financial statement must be reviewed by an independent public accountant pursuant to Rule 10-01(d) of Regulation S-X. Revise accordingly.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet at (202) 551-3545 or me at (202) 551-3735 with any other questions.

         Sincerely,

         Barbara C. Jacobs
         Assistant Director

cc: Via facsimile to: (702) 382-1759
    Harold P. Gewerter, Esq.